FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”)
Suite 501 – 543 Granville Street
Vancouver, BC
V6C 1X8

Item 2	Date of Material Change

April 1, 2019

Item 3	News Release

Two news releases were disseminated on April 1, 2019 to various approved public media and was filed on SEDAR with the securities commissions of British Columbia, Alberta, Manitoba, Ontario, Nova Scotia, and Newfoundland and Labrador.

Item 4	Summary of Material Change(s)

The Company entered into a convertible loan facility of CDN$12.0 million with Beedie Capital Limited to fund acquisitions of new royalties and streams. The Company also entered into a purchase and sale agreement to acquire a portfolio of 18 royalties from Alamos Gold Inc. and its affiliates for total consideration of up to USD$8.6 million, payable in common shares of the Company.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company entered into a convertible loan facility (the “Loan Facility”) of $12.0 million (the “Loan”) with Beedie Capital Limited (“Beedie”) to fund acquisitions of new royalties and streams. The Loan will be funded by way of an initial advance of $7.0 million within 90 days from closing, and the remaining $5.0 million will be available for subsequent advances in minimum tranches of $1.25 million.

The Loan Facility carries an interest rate of 8.0% on advanced funds and 2.5% on standby funds available, with the principal payment due 48 months after the date the financing is completed (the "Closing Date"). The Loan can be repaid with no penalty after 18 months and carries no warrant coverage. The principal amount of the Loan will be convertible into common shares of the Company ("Metalla Shares") at a conversion price of $1.39, representing a 25% premium to the 30-day volume weighted average price as of March 15, 2019. The Loan Facility will be convertible at any time, at the option of Beedie and will be secured by certain assets of the Company. Metalla Shares acquired on conversion will be subject to a four-month plus one day hold period from the date of advance.

The Company entered into a purchase and sale agreement (the "Royalty Purchase Agreement") to acquire a portfolio of 18 royalties (the "Royalty Portfolio") from Alamos Gold Inc. and its affiliates (collectively "Alamos") for total consideration of up to US$8.6 million (CAD$11.5 million), payable in common shares of the Company ("Common Shares"). Certain royalties in the Royalty Portfolio are subject to rights of first refusal, consents, and future options at agreed to prices.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51- 102

Not applicable.

Item 7	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Brett Heath
President and Chief Executive Officer
Tel: 604-696-0741

Item 9	Date of Report

April 8, 2019